Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated November 28, 2012

2.	Standard & Poor’s Ratings Services - credit rating report

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

Ultrapar's credit rating is upgraded by S&P

São Paulo, November 28th, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) hereby informs that the rating agency Standard & Poor's Ratings Services (S&P) upgraded Ultrapar’s global scale credit rating from ‘BBB-’ to ‘BBB’ and affirmed its Brazil national scale rating as ‘brAAA’.

According to S&P, the ratings assigned to Ultrapar reflect mainly the strengthening of its businesses risk profile, the maintenance of the strong leading position in the markets in which it operates and its resilient cash flow.

The upgrade in Ultrapar’s credit rating highlights the cash flow generation capacity of its businesses and its sound financial management and corporate governance.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Research Update:
Ultrapar Participacoes S.A. Rating
Raised  To 'BBB' From  'BBB-'; 'brAAA'
Rating  Affirmed; Outlook Stable

Primary Credit Analyst:
Renata Lotfi, Sao Paulo (55) 11-3039-9724; renata_lotfi@standardandpoors.com

Secondary Contact:
Luciano D Gremone, Buenos Aires (54) 114-891-2143; luciano_gremone@standardandpoors.com

Table  Of Contents

Overview Rating Action Rationale Outlook Related Criteria And Research Ratings List

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	NOVEMBER 27, 2012	1

Research Update:

Ultrapar Participacoes S.A. Rating  Raised  To 'BBB' From  'BBB-'; 'brAAA' Rating  Affirmed; Outlook Stable

Overview

•
Ultrapar Participações S.A.'s business risk profile continues to strengthen, in our view. The company has successfully consolidated its different business divisions in recent years, while maintaining stable credit metrics and resilient cash flow generation.

•	We are raising our global scale rating on Ultrapar to 'BBB' from 'BBB-'. At the same time, we are affirming our 'brAAA' national scale rating on the company.
•	The stable outlook reflects our expectation that Ultrapar will be able to maintain its strong market position and stable credit metrics despite its sizable investment plan.

Rating Action

On Nov. 27, 2012, Standard & Poor's Ratings Services raised its global scale rating on Brazil-based fuel distribution and petrochemical company Ultrapar Participações S.A. to 'BBB' from 'BBB-'. At the same time, Standard & Poor's affirmed its 'brAAA' national scale rating on the company. The outlook is stable. Today's rating action is part of our regular review.

Rationale

The rating actions are primarily based on our view that Ultrapar's satisfactory business risk profile has strengthened in recent years. The company has successfully consolidated its different business lines while maintaining relatively stable and resilient cash flow generation. The upgrade also incorporates our expectation that the company will continue to maintain relatively stable credit metrics that are aligned with our assessment of an "intermediate" financial risk profile. This is despite the company's sizable expected capital expenditures and relatively short-term debt concentration.

We believe that the company's strong brands, its high market shares in both liquefied petroleum gas (LPG) and fuel distribution, and its privileged niche position in chemical specialties support its resilient and relatively stable profitability and cash flow generation. The fuel distribution business is a tight-margin operation, but it has traditionally been very stable and resilient to economic downturns. Ultrapar's recent growth reflects higher volumes across its business portfolio and a successful expansion strategy in

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	NOVEMBER 27, 2012	2

Research Update: Ultrapar Participacoes S.A. Rating Raised To 'BBB' From 'BBB-'; 'brAAA' Rating Affirmed;
Outlook Stable

its fuel distribution operation, which the company expects to continue focusing on over the next years. However, Ultrapar's reliance on a reduced number of suppliers for LPG and other oil-derived products, the competitive fuel distribution market, the company's exposure to the volatile petrochemical market, and the high level of short-term maturities temper the company's strengths.

The company's capital expenditures plan, which could exceed Brazilian real (R$) 1.2 billion annually during the next two to three years, mainly focuses on investing in the organic expansion of its fuel distribution business and the internationalization of its petrochemical business. And we believe that this plan will help the company to improve its competitive position by strengthening its market position in Brazil fuel distribution industry and improving its established leading position in ethylene oxide derivatives across Latin America.

We expect that Ultrapar will be able to maintain total debt to EBITDA and funds from operations (FFO) to total debt of less than 3x and more than 30%, respectively, during the next two to three years. This mainly assumes our expectation, under our base case, that the fuel distribution segment sales, through Ipiranga, will be linked to GDP growth and vehicles fleet expansion, with marginal increases in margins due to economies of scale, and Ultapar's other lines of business (Ultragaz, Oxiteno , and Ultracargo) will sustain its margins and volumes growth leverage on GDP growth. Given the company's large capital expenditures, we expect that Ultrapar will continue to refinance its principal maturities and that material debt reductions are unlikely.

Liquidity

We assess Ultrapar's liquidity as "adequate." As of September 2012, the company had R$2.125 billion in cash reserves, which compared favorably with the R$1.940 billion of short-term debt maturities through September 2013.

Our liquidity analysis includes several assumptions:

•	Cash sources (FFO and cash reserves) will exceed cash uses (debt maturities, capital expenditures, and minimum dividend payout) by 1.2x in 2012 and 2013;
•	Cash sources would continue to exceed cash uses even if EBITDA were to decline by 15%;
•	Significant cushion under a few existing financial covenants (EBITDA would have to decline more than 60% for a potential breach of covenants);
•
The company has significant flexibility to reduce capital expenditures and dividends distribution if industry or financial market conditions deteriorates unexpectedly. As a result, we are assuming capital expenditures of about R$550 million in 2013 and 2014. We consider this to be a key factor for the rating and for our liquidity assessment;

•
Ultrapar's bylaws prescribe a minimum dividend payment of 50% of net income, which we consider somewhat aggressive. On the other hand, the company has joined Novo Mercado by converting all of its shares into voting shares in June 2011, which will positively affect its corporate

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	NOVEMBER 27, 2012	3

Research Update: Ultrapar Participacoes S.A. Rating Raised To 'BBB' From 'BBB-'; 'brAAA' Rating Affirmed;
Outlook Stable

governance and potential access to equity markets in the future;
•	We do not factor material acquisitions into our analysis, although Ultrapar may seek inorganic growth opportunities in Brazil and abroad; and
•	Ultrapar has sound relationships with commercial banks and a favorable standing in global credit markets.

Outlook

The stable outlook reflects our expectation that Ultrapar will continue to post stable credit metrics (with total debt to EBITDA of 2.5x to 3.0x and FFO to total debt of more than 30%) in the next two to three years. We also expect that the company will successfully refinance its significant debt maturities due in 2013 by extending the average life of its debt.

The company's participation in the highly competitive fuel distribution market and the inherent volatile petrochemical business limit any upgrade. We could lower the rating if cash flows from the company's LPG and fuel distribution businesses weaken due to a decline in volume sales, higher competition domestically, or a significant increase in operating losses for its petrochemical business, which could result in weaker-than-expected credit metrics levels for Ultrapar. We could also lower the rating if the company's refinancing activity is weaker than we expect, resulting in even higher short-term maturities.

Related Criteria And Research

•	Criteria Methodology: Business Risk/Financial Risk Matrix Expanded, Sept. 18, 2012
•	Methodology and Assumptions: Standard & Poor's Standardizes Liquidity Descriptors for Global Corporate Issuers, July 2, 2010
•	2008 Corporate Criteria: Analytical Methodology, April 15, 2008

Ratings  List

Upgraded; CreditWatch/Outlook Action

	To	From
Ultrapar Participacoes S.A. Issuer Credit Rating
Global Scale	BBB/Stable/--	BBB-/Positive/--
Senior Unsecured	BBB	BBB-

Ratings Affirmed

Ultrapar Participacoes S.A. Issuer Credit Rating
National Scale	brAAA/Stable/--

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	NOVEMBER 27, 2012	4

Research Update: Ultrapar Participacoes S.A. Rating Raised To 'BBB' From 'BBB-'; 'brAAA' Rating Affirmed;
Outlook Stable

Complete ratings information is available to subscribers of RatingsDirect on the Global Credit Portal at www.globalcreditportal.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	NOVEMBER 27, 2012	5

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WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	NOVEMBER 27, 2012	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated November 28, 2012, Standard & Poor’s Ratings Services – credit rating report)